

April 7, 2009

Via Facsimile (617) 951-7050 and U.S. Mail
Jane D. Goldstein, Esq.
Ropes & Gray LLP
One International Place
Boston, MA
02110

> Re: **Domino's Pizza, Inc.**
> **Schedule TO-I**
> **Filed March 24, 2009**
> **File No. 5-80414**

Dear Ms. Goldstein:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit (a)(1)(i): Offering Memorandum

1.   In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the Eligible Holders and the manner in which they typically receive company communications. We may have additional comments.

2. As structured, the expiration time for the offer is 12pm EDT on May 4, 2009. Determination of the new exercise price and number of replacement options, however, will not be determinable until the close of business on May 4, 2009 which is after the expiration time. As such, tendering shareholders will not have knowledge of material terms of the offer until after the expiration time. It does not appear that this structure is consistent with Item 4 and Item 1004(a) of Regulation M-A. Please revise or advise.

3. It appears that the replacement options receivable will be determined on the basis of a formula that is related to the closing price of the company's stock on the expiration date. As such, in the offer as currently structured, the exercise price of replacement options and the reduced number of replacement options receivable will not be determined until the close of business day on the expiration date of the offer. Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the exchange. Please provide us with a legal analysis explaining how your offer as currently structured complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Important

4. The disclosure here indicates that the only means to tender (unless there is a technical failure) is electronically by means of the Offer Website. You note that you "will make Internet access available at our office locations to any Eligible Participant who does not have Internet access." Tell us why you believe restricting the means of tendering to this process is acceptable. We may have additional comments.

5. See our comment above. If the Offer Website is having technical difficulties, you state that Eligible Participants may complete and send in a paper election form. However, you also state that paper election forms submitted before the expiration date but received after it will be disregarded. If an option holder attempts to tender through your Website one day before expiration, and experiences technical difficulties, it would seem that that such holder would effectively be barred from participating in the Offer because a paper election sent via mail would be unlikely to reach you before expiration. Please advise.

<u>Summary Term Sheet, page 1</u>

<u>Exchange Program Design and Purpose, page 1</u>

<u>15. Are there any restrictions on when I can exercise any of the Replacement Options that are granted to me, page 3</u>

6.   We note that no changes will be made to the vesting schedules of the new options granted as of the expiration date but that persons who may hold vested options as of the expiration date are precluded from exercising their options for ten days after the grant date of the replacement options. Please provide us with your analysis of whether this restriction as it applies to options that are fully vested as of the expiration date, is in compliance with the prompt payment provisions of 13e-4(f)(5).

<u>16. May Dominos cancel this offer, page 3</u>

7.   Please clarify that your ability to terminate the offer in your sole discretion is subject to limitations and conditions set forth in the Offering Memorandum. That is, you may not "cancel" the Offer unless one of the listed offer conditions is "triggered."

<u>Administration and Timing of Exchange Program, page 3</u>

<u>21. How do I obtain information about my existing stock options, page 4</u>

8.   Clarify where holders can obtain information regarding the actual amount of replacement options and new exercise price prior to expiration of the offer.

<u>26. How do I withdraw or change my election, page 4</u>

9.   Please see our comment 3 above. Please revise to ensure that option holders are permitted withdrawal rights through the period after which the amount and exercise price of replacement options they could receive have been published.

<u>Section 3. Procedures for Electing to Exchange Options, page 8</u>

<u>Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 8</u>

<u>Section 4. Withdrawal Rights, page 9</u>

10.   See our comments above. Clarify whether there are other means by which the withdrawal form can be submitted in order to be received by the expiration time. For example, specify whether persons may scan and email and/or send via facsimile, withdrawal forms to a specified company representative prior to the expiration time.

Section 7. Conditions of the Offer, page 10

11.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. With this in mind, please clarify the statement in (c)(iv) in which you state that there shall have occurred "any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States." Please revise to clarify that your authority to terminate the offer could be asserted only if an objectively verifiable condition was triggered.

12.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

13.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Section 9. Information Concerning Dominos Pizza, Inc. , page 12

Summary Consolidated Income Statements and Balance Sheets…, page 12

14.   Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. Further, it does not appear that you have presented all of the information required by Item 1010(c) of Regulation M-A. Please revise to include the book value per share and present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Section 14. Extension of Offer; Termination; Amendment

15.   Refer to the language in the last sentence of the second paragraph of this section. You
        may not terminate or amend an offer by giving only oral notice to option holders. Please
        revise.

Section 18. Miscellaneous, page 17

16.   We note your disclosure that options will not be accepted from option holders residing in
        jurisdictions where the Offer would violate that jurisdiction's laws. Please note that the
        all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as
        well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC
        Release 33-8957. Given that you appear to have employees with eligible options in
        foreign jurisdictions and in light of your statement that you will not accept options
        tendered from holders in such foreign jurisdictions if in violation of the law of such
        jurisdiction, please advise as to how the company is complying with the all-holders
        provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

                                    *   *   *

        As appropriate, please amend your filing in response to these comments. Please
electronically submit a cover letter with your amendment that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all material information
to investors. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
     filings;

   • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filings; and

   • the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers & Acquisitions